Exhibit 99.1

Interxion Holding NV

Interim Report

as at and for the three-month and the nine-month periods ended

30 September 2019

Hoofddorp, 7 November 2019

Financial Highlights

•	Revenue increased by 12% to €159.4 million (3Q 2018: €142.2 million).

•	Recurring revenue(1) increased by 13% to €152.3 million (3Q 2018: €134.8 million).

•	Net income increased by €10.6 million to €21.5 million (3Q 2018: €10.9 million).

•	Adjusted net income(1) increased by €8.6 million to €20.2 million (3Q 2018: €11.6 million).

•	Diluted earnings per share increased by €0.13 to €0.28 (3Q 2018: €0.15).

•	Adjusted diluted earnings per share(1) increased by €0.10 to €0.26 (3Q 2018: €0.16).

•	Adjusted EBITDA(1) increased by 26% to €82.7 million (3Q 2018: €65.8 million).

•	Adjusted EBITDA margin(1) increased to 51.9% (3Q 2018: 46.3%).

•	Capital expenditures, including intangible assets(2), were €150.6 million (3Q 2018: €103.2 million).

Operating highlights

•	Equipped space(3) increased by 5,000 square metres (“sqm”) during the quarter to 159,800 sqm.

•	Revenue generating space(4) increased by 1,100 sqm during the quarter to 122,700 sqm.

•	Utilisation rate(5) at the end of the quarter was 77%.

•	During the third quarter, Interxion completed the following capacity additions:

•	2,600 sqm in Frankfurt;

•	1,200 sqm in Marseille;

•	700 sqm in Madrid;

•	600 sqm in Copenhagen;

•	200 sqm in Vienna; and

•	100 sqm in Zurich.

•	Closed 500 sqm satellite data centre that came with the Science Park acquisition that was completed in 2017.

Quarterly Review

As previously noted, the implementation of International Financial Reporting Standard 16 - Leases (“IFRS 16”) on 1 January 2019 reclassified certain expense items, thus impacting the comparability of our results to periods prior to the implementation of IFRS 16. This accounting change had no impact on our revenues or underlying net cash flows. A reconciliation from the relevant measures reported under IFRS 16 to the corresponding measures excluding the impact of IFRS 16 is provided later in this interim report.

Revenue in the third quarter of 2019 was €159.4 million, a 12% increase over the third quarter of 2018 and a 1% increase over the second quarter of 2019. Recurring revenue was €152.3 million, a 13% increase over the third quarter of 2018 and a 2% increase over the second quarter of 2019. Recurring revenue in the third quarter represented 96% of total revenue. On a constant currency(6) basis, revenue in the third quarter of 2019 was also 12% higher than in the third quarter of 2018.

[1]

All of the following items are non-IFRS measures intended to adjust for certain items and are not measures of financial performance under IFRS: “Adjusted EBITDA”, “Adjusted EBITDA margin”, “Adjusted EBITDA excluding the impact of IFRS 16”, “Adjusted EBITDA margin excluding the impact of IFRS 16”, “Recurring revenue”, “Revenue on a constant currency basis”, “Adjusted net income”, “Adjusted basic earnings per share”, “Adjusted diluted earnings per share” and “Cash generated from operations”. Complete definitions can be found in the “Non-IFRS Financial Measures” section in this interim report. Reconciliations of Net income to Adjusted EBITDA, Adjusted EBITDA to Adjusted EBITDA excluding the impact of IFRS 16, Net income to Adjusted net income and Revenue to Recurring revenue, can be found in the financial tables later in this interim report.

[2]

Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

[3]

Equipped space is the amount of data centre space that, on the date indicated, is equipped and is either sold or could be sold, without making any significant additional investments to common infrastructure. This number is net of a decrease of 500 sqm due to the closure of a satellite data centre that came with the Science Park acquisition (referred to as AMS9) and was previously included in the AMS9 sqm reporting.

[4]	Revenue generating space is the amount of Equipped space that is under contract and billed on the date indicated. This number is net of a decrease in Science Park.

[5]	Utilisation rate represents Revenue generating space as a percentage of Equipped space.

[6]

We present constant currency information to assess how our underlying business performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period.

2	Interim Report: Three-month and nine-month periods ended 30 September 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Cost of sales in the third quarter of 2019 were €54.1 million, a 3% decrease from the third quarter of 2018 and a 1% decrease from the second quarter of 2019.

Gross profit was €105.3 million in the third quarter of 2019, a 22% increase over the third quarter of 2018 and a 1% increase over the second quarter of 2019. Gross profit margin was 66.0% in the third quarter of 2019, compared with 60.7% in the third quarter of 2018 and 65.5% in the second quarter of 2019.

Sales and marketing costs in the third quarter of 2019 were €8.7 million, a 0.3% increase over the third quarter of 2018 and a 7% decrease from the second quarter of 2019.

General and administrative costs, excluding the items we adjust for in the determination of Adjusted EBITDA, were €13.9 million in the third quarter of 2019, a 17% increase over the third quarter of 2018 and a 2% decrease from the second quarter of 2019.

Depreciation and amortisation in the third quarter of 2019 were €45.3 million, a 38% increase over the third quarter of 2018 and a 2% increase over the second quarter of 2019.

Operating income in the third quarter of 2019 was €31.3 million, an increase of 16% over the third quarter of 2018 and a 6% increase over the second quarter of 2019.

Net finance expense for the third quarter of 2019 was €3.2 million, a 72% decrease from the third quarter of 2018 and a 81% decrease from the second quarter of 2019. This includes the €9.5 million increase in the fair value of certain convertible loans given to Icolo.

Income tax expense for the third quarter of 2019 was €6.5 million, a 46% increase over the third quarter of 2018 and a 79% increase over the second quarter of 2019.

Net income was €21.5 million in the third quarter of 2019, an 97% increase over the third quarter of 2018 and a 149% increase over the second quarter of 2019, partly driven by the fair value adjustment of the Icolo convertible loans.

Adjusted net income was €20.2 million in the third quarter of 2019, a 74% increase over the third quarter of 2018 and a 171% increase over the second quarter of 2019.

Adjusted EBITDA for the third quarter of 2019 was €82.7 million, a 26% increase over the third quarter of 2018 and a 3% increase over the second quarter of 2019. Adjusted EBITDA margin was 51.9% in the third quarter of 2019, compared to 46.3% in the third quarter of 2018 and 50.6% in the second quarter of 2019.

Adjusted EBITDA excluding the impact of IFRS 16(1) for the third quarter was €74.2 million, a 13% increase over the third quarter of 2018 and a 4% increase over the second quarter of 2019. Adjusted EBITDA margin excluding the effects of IFRS 16 in the third quarter of 2019 was 46.5%, compared to 46.3% in the third quarter of 2018 and 45.1% in the second quarter of 2019.

Net cash flows from operating activities in the third quarter of 2019 were €65.4 million, compared to €53.9 million in the third quarter of 2018 and €35.8 million in the second quarter of 2019.

Cash generated from operations(1) in the third quarter of 2019 was €75.5 million, compared to €60.9 million in the third quarter of 2018 and €71.8 million in the second quarter of 2019.

Capital expenditures, including intangible assets, in the third quarter of 2019 were €150.6 million, compared with €103.2 million in the third quarter of 2018 and €123.5 million in the second quarter of 2019.

Cash and cash equivalents were €205.8 million at 30 September 2019, compared with €186.1 million at year end 2018.

Total borrowings and lease liabilities net of cash and cash equivalents were €1,502.3 million in aggregate at 30 September 2019, compared with €1,104.1 million at 31 December 2018. Excluding lease liabilities, total borrowings were €1,254.7 million at 30 September 2019, compared with €1,239.8 million at 31 December 2018.

3	Interim Report: Three-month and nine-month periods ended 30 September 2019 These Condensed Consolidated Interim Financial Statements are unaudited

As at 30 September 2019, Interxion’s €300 million unsecured revolving credit facility was undrawn.

On 1 July 2019, Interxion issued 4.6 million new ordinary shares in a public offering, which generated net proceeds of €281.6 million.

Equipped space at the end of the third quarter of 2019 was 159,800 square metres, compared to 140,300 square metres at the end of the third quarter of 2018 and 154,800 square metres at the end of the second quarter of 2019. Revenue generating space at the end of the third quarter of 2019 was 122,700 square metres, compared to 111,200 square metres at the end of the third quarter of 2018 and 121,600 square metres at the end of the second quarter of 2019. Utilisation rate, representing the ratio of revenue generating space to equipped space, was 77% at the end of the third quarter of 2019, compared to 79% at the end of the third quarter of 2018 and 79% at the end of the second quarter of 2019.

4	Interim Report: Three-month and nine-month periods ended 30 September 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Further Information for Noteholders

This Interim Report is intended to comply with the requirements in the indenture (the “Indenture”) dated 18 June 2018, as amended and/or supplemented from time to time, among InterXion Holding NV, as Issuer, the guarantors named therein, The Bank of New York Mellon, London Branch, as trustee and paying agent and The Bank of New York Mellon SA/NV, Luxembourg Branch, as transfer agent and registrar. The Condensed Consolidated Interim Financial Statements included herein were prepared in accordance with IAS 34.

The information in this Interim Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends”, and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, delays in remediating the material weakness in internal control over financial reporting and/or making disclosure controls and procedures effective, certain other risks detailed herein and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. All forward-looking statements in this document are based on information available to us as of the date of this Interim Report and we assume no obligation to update any such forward-looking statements.

Non-IFRS Financial Measures

This Interim Report contains non-IFRS financial measures and ratios, including (i) Adjusted EBITDA; (ii) Adjusted EBITDA margin, (iii) Adjusted EBITDA excluding the impact of IFRS 16; (iv) Adjusted EBITDA margin excluding the impact of IFRS 16; (v) Recurring revenue; (vi) Revenue on a constant currency basis; (vii) Adjusted net income; (viii) Adjusted basic earnings per share; (ix) Adjusted diluted earnings per share and (x) Cash generated from operations, that are not required by, or presented in accordance with, IFRS.

Other companies may present Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBITDA excluding the impact of IFRS 16, Adjusted EBITDA margin excluding the impact of IFRS 16, Recurring revenue, Revenue on a constant currency basis, Adjusted net income, Adjusted basic earnings per share, Adjusted diluted earnings per share and Cash generated from operations differently than we do. Each of these measures are not measures of financial performance under IFRS and should not be considered as a measure of liquidity or as an alternative to Profit for the period attributable to shareholders (“Net income”) or as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBITDA excluding the impact of IFRS 16, Adjusted EBITDA margin excluding the impact of IFRS 16, Recurring revenue and Revenue on a constant currency basis

We define Adjusted EBITDA as Net income adjusted for income tax expense, net finance expense and the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•

Depreciation and amortisation – property, plant and equipment and intangible assets (except goodwill) are depreciated and amortised on a straight-line basis over the estimated useful life. We believe that these costs do not represent our operating performance.

•

Share-based payments – represents primarily the fair value at the date of grant of employee equity awards, which is recognised as an expense over the vesting period. In certain cases, the fair value is redetermined for market conditions at each reporting date, until the final date of grant is achieved. We believe that this expense does not represent our operating performance.

5	Interim Report: Three-month and nine-month periods ended 30 September 2019 These Condensed Consolidated Interim Financial Statements are unaudited

•

Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

•

Adjustments related to terminated and unused data centre sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centres, which were never developed, and for which management has no intention of developing into data centres. We believe the impact of gains and losses related to unused data centres is not reflective of our business activities and our ongoing operating performance.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current ongoing performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue.

In addition, we present Adjusted EBITDA excluding the impact of IFRS 16 for comparative purposes with regard to Adjusted EBITDA presented in periods prior to 1 January 2019, the effective date of IFRS 16. Adjusted EBITDA margin excluding the impact of IFRS 16 is defined as Adjusted EBITDA excluding the impact of IFRS 16 as a percentage of revenue.

For a reconciliation of Net income to Adjusted EBITDA and from Adjusted EBITDA to Adjusted EBITDA excluding the impact of IFRS 16, see the notes to the Condensed Consolidated Interim Financial Statements. Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBITDA excluding the impact of IFRS 16, Adjusted EBITDA margin excluding the impact of IFRS 16 and other key performance indicators may not be indicative of our historical results of operations based on IFRS, nor are they meant to be predictive of future results under IFRS.

We define Recurring revenue as revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites. Management believes that the exclusion of these items provides useful supplemental information to revenue from colocation and associated power charges to aid investors in evaluating the recurring revenue performance of our business. For a reconciliation of Revenue to Recurring revenue, see the notes to the Condensed Consolidated Interim Financial Statements.

We present constant currency information for revenue to assess how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period. We believe that revenue growth is a key indicator of how a company is progressing from period to period and presenting constant currency information for revenue provides useful supplemental information to investors regarding our on-going operational performance because it helps us and our investors evaluate the on-going operating performance of the business after removing the impact of currency exchange rates.

6	Interim Report: Three-month and nine-month periods ended 30 September 2019 These Condensed Consolidated Interim Financial Statements are unaudited

We believe Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBITDA excluding the impact of IFRS 16, Adjusted EBITDA margin excluding the impact of IFRS 16, Recurring revenue and Revenue on a constant currency basis provide useful supplemental information to investors regarding our ongoing operational performance. These measures help us and our investors evaluate the ongoing operating performance of the business after removing the impact of our capital structure (primarily interest expense), our asset base (primarily depreciation and amortisation) and the implementation of new accounting standards. Management believes that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding the impact of IFRS 16, when combined with the primary IFRS presentation of Net income, provides a more complete analysis of our operating performance. Management also believes the use of Adjusted EBITDA and Adjusted EBITDA excluding the impact of IFRS 16 facilitates comparisons between us and other data centre operators (including other data centre operators that are REITs) and other infrastructure-based businesses. Adjusted EBITDA excluding the impact of IFRS 16 is also a relevant measure used in the financial covenants of our revolving credit facility and our 4.75% Senior Notes due 2025. Pursuant to the terms of our revolving credit facility and our 4.75% Senior Notes due 2025, the calculation of Adjusted EBITDA for the purposes of the financial covenants contained therein is determined in accordance with IFRS as of the date of the financing agreements related thereto (June 2018) and therefore does not include the impact of IFRS 16.

Adjusted net income, Adjusted basic earnings per share and Adjusted diluted earnings per share

We define Adjusted net income as Net income adjusted for the following items and the related income tax effect, which may occur in any period, and which management believes are not reflective of our operating performance:

•

Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

•

Adjustments related to provisions – these adjustments are made for adjustments in provisions that are not reflective of the ongoing operating performance of Interxion. These adjustments may include changes in provisions for onerous lease contracts.

•

Adjustments related to capitalised interest – under IFRS, we are required to calculate and capitalise interest allocated to the investment in data centres and exclude it from Net income. We believe that reversing the impact of capitalised interest provides information about the impact of the total interest costs and facilitates comparisons with other data centre operators.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current ongoing performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

Management believes that the exclusion of certain items listed above provides useful supplemental information to Net income to aid investors in evaluating the operating performance of our business and comparing our operating performance with other data centre operators and infrastructure companies. We believe the presentation of Adjusted net income, when combined with Net income prepared in accordance with IFRS, is beneficial to a complete understanding of our performance. A reconciliation from reported Net income to Adjusted net income is provided in notes to the Condensed Consolidated Interim Financial Statements.

Adjusted basic earnings per share and Adjusted diluted earnings per share amounts are determined on Adjusted net income.

7	Interim Report: Three-month and nine-month periods ended 30 September 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Cash generated from operations

Cash generated from operations is defined as Net cash flows from operating activities, excluding interest and corporate income tax payments and receipts. Management believes that the exclusion of these items provides useful supplemental information to Net cash flows from operating activities to aid investors in evaluating the cash generating performance of our business.

Additional Key Performance Indicators

In addition to Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBITDA excluding the impact of IFRS 16, Adjusted EBITDA margin excluding the impact of IFRS 16, Recurring revenue, Revenue on a constant currency basis, Adjusted net income, Adjusted basic earnings per share, Adjusted diluted earnings per share and Cash generated from operations, our management also uses the following key performance indicators as measures to evaluate our performance:

•

Equipped space: the amount of data centre space that, on the date indicated, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure. Equipped space at a particular data centre may decrease if either (a) the power requirements of customers at a data centre change so that all or a portion of the remaining space can no longer be sold because the space does not have enough power capacity and/or common infrastructure to support it without further investment or (b) if the design and layout of a data centre changes to meet among others, fire regulations or customer requirements, and necessitates the introduction of common space (such as corridors) which cannot be sold to individual customers;

•	Revenue generating space: the amount of Equipped space that is under contract and billed on the date indicated;

•

Utilisation rate: on the date indicated, Revenue generating space as a percentage of Equipped space. Some Equipped space is not fully utilised because of customers’ specific requirements regarding the layout of their equipment. In practice, therefore, Utilisation rate does not reach 100%.

8	Interim Report: Three-month and nine-month periods ended 30 September 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Adjusted net income Reconciliation

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED NET INCOME RECONCILIATION

(in €‘000 — except per share data and where stated otherwise)

(unaudited)

Amounts x €‘000	Three Months Ended		Nine Months Ended
Consolidated	30 Sep 2019	30 Sep 2018	30 Sep 2019	30 Sep 2018
Net income	21,451	10,900	38,463	23,138

Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs	784	689	1,425	2,937
Charges related to termination of financing arrangements	—	—	—	11,171
Re-assessment of indirect taxes	—	1,734	—	1,734
Adjustments related to capitalised interest	(2,393)	(1,541)	(6,375)	(3,606)

	(1,609)	882	(4,950)	12,236

Tax effect of above add backs and reversals	402	(168)	1,238	(3,007)

Adjusted net income	20,244	11,614	34,751	32,367

Reported basic EPS: (€)	0.28	0.15	0.52	0.32
Reported diluted EPS: (€)	0.28	0.15	0.52	0.32

Adjusted basic EPS: (€)	0.26	0.16	0.47	0.45
Adjusted diluted EPS: (€)	0.26	0.16	0.47	0.45

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 54 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 700 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

9	Interim Report: Three-month and nine-month periods ended 30 September 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Income Statements

Amounts x €‘000		Three Months Ended		Nine Months Ended
	Note	30 Sep 2019	30 Sep 2018	30 Sep 2019	30 Sep 2018
Revenue	5	159,393	142,191	469,400	414,851
Cost of sales	5	(54,138)	(55,852)	(159,261)	(162,250)

Gross profit		105,255	86,339	310,139	252,601
Other income	5	—	—	—	86
Sales and marketing costs	5	(8,737)	(8,710)	(27,288)	(27,019)
General and administrative costs	5	(65,226)	(50,552)	(192,169)	(145,447)

Operating income		31,292	27,077	90,682	80,221
Finance income	6	14,185	1,096	16,131	3,586
Finance expense	6	(17,417)	(12,828)	(53,173)	(49,617)
Share of result of equity-accounted investees, net of tax		(113)	—	(277)	—

Profit before taxation		27,947	15,345	53,363	34,190
Income tax expense	7	(6,496)	(4,445)	(14,900)	(11,052)

Net income		21,451	10,900	38,463	23,138

Earnings per share
Basic earnings per share: (€)		0.28	0.15	0.52	0.32
Diluted earnings per share: (€)		0.28	0.15	0.52	0.32

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

10	Interim Report: Three-month and nine-month periods ended 30 September 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Comprehensive Income

Amounts x €‘000	Three Months Ended		Nine Months Ended
	30 Sep 2019	30 Sep 2018	30 Sep 2019	30 Sep 2018
Net income	21,451	10,900	38,463	23,138
Other comprehensive income
Items that are, or may be, reclassified subsequently to profit or loss:

Foreign currency translation differences(1)	1,575	1,234	770	(1,314)
Effective portion of changes in fair value of cash flow hedges	(125)	23	(143)	19
Pension provision	—	—	(310)	(1,154)
Tax on items that are, or may be, reclassified subsequently to profit or loss:
Foreign currency translation differences	86	(24)	315	560
Effective portion of changes in fair value of cash flow hedges	40	(6)	44	(7)
Pension provision	—	—	62	—

Other comprehensive income/(loss) for the period, net of tax(1)	1,576	1,227	738	(1,896)

Total comprehensive income attributable to shareholders(1)	23,027	12,127	39,201	21,242

(1)

Certain comparative figures for the three-month and nine-month periods ended 30 September 2018, have been restated. For further details see note 2 and Note 28 of our 2018 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2019.

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

11	Interim Report: Three-month and nine-month periods ended 30 September 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Financial Position

As at Amounts x €‘000	Note	30 Sep 2019	31 Dec 2018
Non-current assets
Property, plant and equipment	8	1,969,757	1,721,064
Right-of-use assets	3	436,079	—
Intangible assets		70,258	64,331
Goodwill		38,900	38,900
Deferred tax assets		26,913	21,807
Investment in associate	10	3,413	—
Other investments	9	—	7,906
Other non-current assets		16,792	16,843

		2,562,112	1,870,851
Current assets
Trade receivables and other current assets		231,278	205,613
Cash and cash equivalents		205,830	186,090

		437,108	391,703

Total assets		2,999,220	2,262,554

Shareholders’ equity
Share capital		7,716	7,170
Share premium	11	855,116	553,425
Foreign currency translation reserve		4,626	3,541
Hedging reserve, net of tax		(264)	(165)
Accumulated profit		107,664	69,449

		974,858	633,420
Non-current liabilities
Borrowings	12	1,249,837	1,266,813
Lease liabilities	3	425,315	—
Deferred tax liabilities		18,162	16,875
Other non-current liabilities		16,652	34,054

		1,709,966	1,317,742
Current liabilites
Trade payables and other current liabilities		272,841	280,877
Lease liabilities		28,077	—
Income tax liabilities		8,596	7,185
Borrowings	12	4,882	23,330

		314,396	311,392

Total liabilities		2,024,362	1,629,134

Total liabilities and shareholders’ equity		2,999,220	2,262,554

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

12	Interim Report: Three-month and nine-month periods ended 30 September 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

Amounts x €‘000	Share capital	Share premium	Foreign currency translation reserve	Hedging reserve, net of tax	Accumu- lated profit	Total equity
Balance at 1 January 2019	7,170	553,425	3,541	(165)	69,449	633,420
Net income	—	—	—	—	38,463	38,463
Other comprehensive income, net of tax	—	—	1,085	(99)	(248)	738

Total comprehensive income	—	—	1,085	(99)	38,215	39,201
Issuance of new shares	460	284,240	—	—	—	284,700
Exercise of options and issue of restricted shares / performance shares	86	1,637	—	—	—	1,723
Share-based payments	—	15,814	—	—	—	15,814

Total contribution by, and distributions to, owners of the Company	546	301,691	—	—	—	302,237

Balance at 30 September 2019	7,716	855,116	4,626	(264)	107,664	974,858

Balance at 1 January 2018(1)	7,141	539,448	4,180	(169)	39,061	589,661
Net income	—	—	—	—	23,138	23,138
Other comprehensive income, net of tax(1)	—	—	(751)	13	(1,155)	(1,893)

Total comprehensive income	—	—	(751)	13	21,983	21,245
Exercise of options and issue of restricted shares / performance shares	26	1,494	—	—	—	1,520
Share-based payments	—	10,482	—	—	—	10,482

Total contribution by, and distributions to, owners of the Company	26	11,976	—	—	—	12,002

Balance at 30 September 2018(1)	7,167	551,424	3,429	(156)	61,044	622,908

(1)

Certain comparative figures for the nine-month period ended 30 September 2018, have been restated. For further details see note 2 and Note 28 of our 2018 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2019.

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

13	Interim Report: Three-month and nine-month periods ended 30 September 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Cash Flows

Amounts x €‘000	Three Months Ended		Nine Months Ended
	30 Sep 2019	30 Sep 2018	30 Sep 2019	30 Sep 2018
Net income	21,451	10,900	38,464	23,138
Depreciation and amortisation	45,297	32,885	131,295	94,635
Share-based payments	5,313	3,620	15,814	10,482
Net finance expense	3,232	11,732	37,042	46,031
Share of result of equity-accounted investees, net of tax	113	—	277	—
Income tax expense	6,496	4,445	14,900	11,052

	81,902	63,582	237,792	185,338

Movements in trade receivables and other assets	3,013	(193)	(33,742)	(20,246)
Movements in trade payables and other liabilities	(9,427)	(2,510)	23,054	8,976

Cash generated from operations	75,488	60,879	227,104	174,068

Interest and fees paid(1)	(4,658)	(3,014)	(38,955)	(41,846)
Interest received	—	2	—	2
Income tax paid	(5,426)	(4,005)	(15,615)	(12,171)

Net cash flows from operating activities	65,404	53,862	172,534	120,053

Cash flows from investing activities
Purchase of property, plant and equipment	(144,522)	(102,143)	(405,191)	(313,894)
Financial investments - deposits	20	(13)	12,611	267
Acquisition of associate	—	—	(3,745)	—
Purchase of intangible assets	(6,056)	(1,042)	(12,947)	(6,000)
Loans provided	(1,586)	(857)	(4,400)	(2,108)

Net cash flows used in investing activities	(152,144)	(104,055)	(413,672)	(321,735)

Cash flows from financing activities
Proceeds from issue of share capital	282,867	—	282,867	—
Transaction costs from issue of share capital	(1,229)	—	(1,229)	—
Proceeds from exercised options	1,040	262	1,724	1,520
Proceeds from mortgages	15,860	5,970	15,860	5,969
Repayment of mortgages	(1,024)	(548)	(2,044)	(6,044)
Proceeds from revolving credit facilities	—	—	40,000	148,814
Repayments revolving credit facilities	(40,000)	—	(40,000)	(250,724)
Proceeds 4.75% Senior Notes	—	204,800	—	1,194,800
Repayment 6.00% Senior Secured Notes	—	—	—	(634,375)
Principal elements of lease payments (2018: Financial lease obligation)	(24,689)	—	(39,574)	—
Interest received at issuance of additional notes	—	2,428	—	2,428
Transaction costs 4.75% Senior Notes	—	(5,504)	(200)	(6,696)
Transaction costs 2018 revolving credit facility	—	(926)	(745)	(2,562)

Net cash flows from financing activities	232,825	206,482	256,659	453,130
Effect of exchange rate changes on cash	4,184	8	4,219	(72)

Net movement in cash and cash equivalents	150,269	156,297	19,740	251,376
Cash and cash equivalents, beginning of period	55,561	133,563	186,090	38,484

Cash and cash equivalents, end of period	205,830	289,860	205,830	289,860

(1)	Interest and fees paid is reported net of cash interest capitalised, which is reported as part of “Purchase of property, plant and equipment”.

The accompanying notes form an integral part of these Condensed Consolidated Interim Financial Statements.

14	Interim Report: Three-month and nine-month periods ended 30 September 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Notes to the Condensed Consolidated Interim Financial Statements

1	The Company

Interxion Holding NV (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Scorpius 30, 2132 LR, Hoofddorp, The Netherlands. The Condensed Consolidated Interim Financial Statements of the Company as at and for the three-month and nine-month periods ended 30 September 2019 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier neutral Internet data centres.

2	Basis of preparation

a) Statement of compliance

The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements, and should be read in conjunction with the audited Consolidated Financial Statements of the Group as at and for the year ended 31 December 2018; these are contained in the 2018 Annual Report (Form 20-F) as filed with the Securities and Exchange Commission on 30 April 2019, which is publicly available on the company’s website – www.interxion.com, or from the SEC website – www.sec.gov.

b) Estimates, judgment and seasonality

The preparation of the Condensed Consolidated Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

In preparing these Condensed Consolidated Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the Consolidated Financial Statements as at and for the year ended 31 December 2018 in the 2018 Annual Report (Form 20-F).

The Group’s operations are not significantly exposed to seasonality.

3	Significant accounting policies

a) Accounting policies applied

The accounting policies applied by the Group in these Condensed Consolidated Interim Financial Statements are similar to those applied by the Group in its Consolidated Financial Statements as at and for the year ended 31 December 2018 in the 2018 Annual Report (Form 20-F), if necessary amended to include new Standards and Interpretations effective as of 1 January 2019.

In addition to the accounting policies applied in its 2018 Annual Report, the Group applies IAS 28 – Investments in Associates and Joint Ventures since it made an investment in an equity-accounted associate. An associate is an entity in which the Group has significant influence, but no control or joint control over the financial and operational policies. Interests in associates are accounted for using the equity method. They are initially recognised at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and Other comprehensive income of equity-accounted investees, until the date on which significant influence or joint control ceases.

15	Interim Report: Three-month and nine-month periods ended 30 September 2019 These Condensed Consolidated Interim Financial Statements are unaudited

The Group adopted IFRS 16 retrospectively from 1 January 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognised in the opening balance sheet on 1 January 2019.

b) Adjustments recognised on adoption of IFRS 16

On adoption of IFRS 16, the Group recognised lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 January 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on 1 January 2019 was 2.9%.

For leases previously classified as finance leases the Group recognised the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right of use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are only applied after that date.

Reconciliation of lease liabilities	1 Jan 2019 €‘000
Operating lease commitments disclosed as at 31 December 2018, discounted using the incremental borrowing rate at the date of initial application	422,879
Add: finance lease liabilities recognised as at 31 December 2018	50,374
Less: short-term leases recognised on a straight-line basis as expense	(795)
Less: low-value leases recognised on a straight-line basis as expense	(8)

Lease liability recognised as at 1 January 2019	472,450
Of which are:
Current lease liabilities	45,271
Non-current lease liabilities	427,179

The associated right-of-use assets were measured on a modified retrospective basis at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the balance sheet as at 31 December 2018. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

The right-of-use assets relate to the following types of assets:

As at	30 Sep 2019	1 Jan 2019
Amounts x €‘000
Real estate	424,419	455,527
Other lease	9,264	9,156
Cars	2,396	2,129

Total right-of-use assets	436,079	466,812

16	Interim Report: Three-month and nine-month periods ended 30 September 2019 These Condensed Consolidated Interim Financial Statements are unaudited

The change in accounting policy affected the following items in the balance sheet on 1 January 2019:

•	property, plant and equipment – decrease by €47.4 million;

•	right-of-use assets – increase by €466.8 million;

•	other non-current assets – decrease by €0.7 million;

•	trade receivables and other current assets – decrease by € 19.1 million;

•	trade payables and other current liabilities – decrease by € 12.9 million;

•	borrowings – decrease by €50.4 million;

•	other non-current liabilities – decrease by € 9.6 million; and

•	lease liabilities – increase by €472.5 million.

There was no impact to retained earnings on 1 January 2019 as a result of the change in accounting policy.

Impact on segment disclosures and earnings per share

Adjusted EBITDA for the three-month and nine-month periods ended 30 September 2019 and segment assets and segment liabilities as at 30 September 2019 all increased as a result of the change in accounting policy:

	Three Months Ended 30 Sep 2019	Nine Months Ended 30 Sep 2019	As at 30 Sep 2019
	Adjusted	Adjusted	Segment	Segment
Amounts x €‘000	EBITDA	EBITDA	assets	liabilities
France, Germany, the Netherlands, and the UK	5,470	16,134	280,608	283,614
Rest of Europe	2,587	7,567	105,601	106,567
CORP	431	1,392	2,955	2,958

	8,488	25,093	389,164	393,139

As a result of the adoption of IFRS 16, earnings per share, both on a non-dilutive and a dilutive basis, decreased by €0.02 for the three-month period ended 30 September 2019. For the nine-month period ended 30 September 2019, earnings per share on a non-dilutive basis decreased by €0.05 and earnings per share on a dilutive basis decreased by €0.06, as a result of the adoption of IFRS 16.

Practical expedients applied

In applying IFRS 16, the Group used the following practical expedients permitted by the standard:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;

•	reliance on previous assessments on whether leases are onerous;

•	the payments under lease contracts in which the Group is a lessee have not been separated into lease- and non-lease elements;

•	the accounting for operating leases with an original lease term of less than 12 months as short-term leases;

•	to not adjust on transition for leases of low-value assets that will be expensed on a straight-line basis; and

•	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Group relied on its assessment made applying IAS 17 and IFRIC 4 ‘Determining whether an Arrangement contains a Lease’.

17	Interim Report: Three-month and nine-month periods ended 30 September 2019 These Condensed Consolidated Interim Financial Statements are unaudited

c) The Group’s leasing activities and how these are accounted for

Leases in which the Group is a lessee

The Group leases real estate, cars, ducts and office equipment. Rental contracts are typically made for fixed periods of 3 to 20 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Until the end of the 2018 financial year, leases of property, plant and equipment or intangible assets were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From 1 January 2019, leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	variable lease payments that are based on an index or a rate;

•	amounts expected to be payable by the lessee under residual value guarantees;

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability;

•	any lease payments made at or before the commencement date less any lease incentives received;

•	any initial direct costs; and

•	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture with a value of less than €5,000.

Extension and termination options

Extension and termination options are included in a number of property leases across the Group. These terms are used to maximise operational flexibility in terms of managing contracts. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

18	Interim Report: Three-month and nine-month periods ended 30 September 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Leases in which the Group is a lessor

The portion of the contracts with customers that meet the criteria for recognition of a lease (primarily real estate) based on guidance in IFRS 16 are identified as lease elements and fall within the scope of IFRS 16 and no longer within the scope of IFRS 15 – Revenue from contracts with customers as from 1 January 2019, since leases are specifically excluded from that standard. Therefore, as of 1 January 2019, the Group accounts for the lease-elements in its contracts with customers in accordance with IFRS 16. Non-lease elements which are included in those contracts will continue to be accounted for in accordance with IFRS 15.

4	Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the audited Consolidated Financial Statements in the 2018 Annual Report (Form 20-F).

5	Information by segment

Operating segments are to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance.

There are two segments: the first is the Big 4 which comprises France, Germany, The Netherlands and the United Kingdom; the second is Rest of Europe, which comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses, such as corporate management, general and administrative expenses, loans and borrowings, and related expenses and income tax assets and liabilities, are stated in Corporate and other.

The performance of the operating segments is primarily assessed based on the measures of revenue and Adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

19	Interim Report: Three-month and nine-month periods ended 30 September 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Amounts x €‘000	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
For the three months ended 30 September 2019
Recurring revenue	102,193	50,154	152,347	—	152,347
Non-recurring revenue	5,145	1,901	7,046	—	7,046

Revenue	107,338	52,055	159,393	—	159,393
Cost of sales	(36,338)	(14,480)	(50,818)	(3,320)	(54,138)

Gross profit	71,000	37,575	108,575	(3,320)	105,255
Sales and marketing costs	(2,681)	(1,626)	(4,307)	(4,430)	(8,737)
General and administrative costs	(33,821)	(14,850)	(48,671)	(16,555)	(65,226)

Operating income	34,498	21,099	55,597	(24,305)	31,292
Net finance expense					(3,232)
Share of result of equity-accounted investees, net of tax					(113)

Profit before tax					27,947

Total assets	2,035,901	705,854	2,741,755	257,465	2,999,220
Total liabilities	599,321	202,247	801,568	1,222,794	2,024,362
Capital expenditure, including intangible assets(1)	(116,405)	(29,894)	(146,299)	(4,279)	(150,578)
Depreciation and amortisation	(29,224)	(12,493)	(41,707)	(3,580)	(45,297)
Adjusted EBITDA	64,139	33,823	97,962	(15,300)	82,662

Amounts x €‘000	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
For the three months ended 30 September 2018
Recurring revenue	89,178	45,576	134,754	—	134,754
Non-recurring revenue	4,409	3,028	7,437	—	7,437

Revenue	93,587	48,604	142,191	—	142,191
Cost of sales	(35,668)	(16,351)	(52,019)	(3,833)	(55,852)

Gross profit	57,919	32,253	90,172	(3,833)	86,339
Sales and marketing costs	(2,394)	(1,506)	(3,900)	(4,810)	(8,710)
General and administrative costs	(25,158)	(12,754)	(37,912)	(12,640)	(50,552)

Operating income	30,367	17,993	48,360	(21,283)	27,077
Net finance expense					(11,732)

Profit before tax					15,345

Total assets	1,425,769	464,250	1,890,019	333,944	2,223,963
Total liabilities(2)	288,451	92,830	381,281	1,219,774	1,601,055
Capital expenditure, including intangible assets(1)	(80,066)	(20,726)	(100,792)	(2,393)	(103,185)
Depreciation and amortisation	(21,173)	(9,252)	(30,425)	(2,460)	(32,885)
Adjusted EBITDA	51,847	28,690	80,537	(14,754)	65,783

(1)

Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

(2)

Certain comparative figures as at 30 September 2018, have been restated. For further details see note 2 and Note 28 of our 2018 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2019.

20	Interim Report: Three-month and nine-month periods ended 30 September 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Amounts x €‘000	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
For the nine months ended 30 September 2019
Recurring revenue	299,729	147,871	447,600	—	447,600
Non-recurring revenue	14,544	7,256	21,800	—	21,800

Revenue	314,273	155,127	469,400	—	469,400
Cost of sales	(104,933)	(44,587)	(149,520)	(9,741)	(159,261)

Gross profit	209,340	110,540	319,880	(9,741)	310,139
Sales and marketing costs	(7,723)	(5,216)	(12,939)	(14,349)	(27,288)
General and administrative costs	(100,223)	(42,590)	(142,813)	(49,356)	(192,169)

Operating income	101,394	62,734	164,128	(73,446)	90,682
Net finance expense					(37,042)
Share of result of equity-accounted investees, net of tax					(277)

Profit before tax					53,363

Total assets	2,035,901	705,854	2,741,755	257,465	2,999,220
Total liabilities	599,321	202,247	801,568	1,222,794	2,024,362
Capital expenditure, including intangible assets(1)	(293,810)	(109,372)	(403,182)	(14,956)	(418,138)
Depreciation, amortisation, impairments	(85,641)	(35,101)	(120,742)	(10,553)	(131,295)
Adjusted EBITDA	188,195	98,658	286,853	(46,756)	240,097

Amounts x €‘000	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
For the nine months ended 30 September 2018
Recurring revenue	259,949	133,476	393,425	—	393,425
Non-recurring revenue	13,062	8,364	21,426	—	21,426

Revenue	273,011	141,840	414,851	—	414,851
Cost of sales	(103,551)	(47,799)	(151,350)	(10,900)	(162,250)

Gross profit	169,460	94,041	263,501	(10,900)	252,601
Other income	86	—	86	—	86
Sales and marketing costs	(7,521)	(4,683)	(12,204)	(14,815)	(27,019)
General and administrative costs	(73,711)	(33,127)	(106,838)	(38,609)	(145,447)

Operating income	88,314	56,231	144,545	(64,324)	80,221
Net finance expense					(46,031)

Profit before tax					34,190

Total assets	1,425,769	464,250	1,890,019	333,944	2,223,963
Total liabilities(2)	288,451	92,830	381,281	1,219,774	1,601,055
Capital expenditure, including intangible assets(1)	(233,196)	(73,198)	(306,394)	(13,500)	(319,894)
Depreciation, amortisation, impairments	(62,075)	(25,227)	(87,302)	(7,333)	(94,635)
Adjusted EBITDA	151,214	83,432	234,646	(44,557)	190,089

(1)

Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

(2)

Certain comparative figures as at 30 September 2018, have been restated. For further details see note 2 and Note 28 of our 2018 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2019.

21	Interim Report: Three-month and nine-month periods ended 30 September 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Reconciliation to adjusted EBITDA

Amounts x €‘000	Three Months Ended		Nine Months Ended
	30 Sep 2019	30 Sep 2018	30 Sep 2019	30 Sep 2018
Consolidated
Net income	21,451	10,900	38,463	23,138
Income tax expense	6,496	4,445	14,900	11,052

Profit before taxation	27,947	15,345	53,363	34,190
Finance income	(14,185)	(1,096)	(16,131)	(3,586)
Finance expense	17,417	12,828	53,173	49,617
Share of result of equity-accounted investees, net of tax	113	—	277	—

Operating income	31,292	27,077	90,682	80,221
Depreciation and amortisation	45,297	32,885	131,295	94,635
Share-based payments	5,289	3,942	16,695	11,192
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(2)	784	689	1,425	2,937
Re-assessment of indirect taxes(3)	—	1,190	—	1,190
Adjustments related to terminated or unused datacenter sites:
Income from sub-leases of unused data centre sites(4)	—	—	—	(86)

Adjusted EBITDA(1)	82,662	65,783	240,097	190,089

Amounts x €‘000	Three Months Ended		Nine Months Ended
	30 Sep 2019	30 Sep 2018	30 Sep 2019	30 Sep 2018
FR, DE, NL and UK
Operating income	34,498	30,367	101,394	88,314
Depreciation and amortisation	29,224	21,173	85,641	62,075
Share-based payments	417	307	1,160	911
Adjustments related to terminated or unused datacenter sites:
Income from sub-leases of unused data centre sites(4)	—	—	—	(86)

Adjusted EBITDA(1)	64,139	51,847	188,195	151,214

(1)

“Adjusted EBITDA” is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for more information, including why we believe Adjusted EBITDA is useful, and the limitations on the use of Adjusted EBITDA.

(2)

“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”.

(3)	This re-assessment relates to years prior to 2018 and is therefore not representative of our current on-going business.
(4)	“Income from sub-leases of unused data centre sites” represents the income on sub-lease of portions of unused data centre sites to third parties. This income is treated as “Other income”.

22	Interim Report: Three-month and nine-month periods ended 30 September 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Amounts x €‘000	Three Months Ended		Nine Months Ended
	30 Sep 2019	30 Sep 2018	30 Sep 2019	30 Sep 2018
Rest of Europe
Operating income	21,099	17,993	62,734	56,231
Depreciation and amortisation	12,493	9,252	35,101	25,227
Share-based payments	231	255	823	784
Re-assessment of indirect taxes(3)	—	1,190	—	1,190

Adjusted EBITDA(1)	33,823	28,690	98,658	83,432

Amounts x €‘000	Three Months Ended		Nine Months Ended
	30 Sep 2019	30 Sep 2018	30 Sep 2019	30 Sep 2018
Corporate and other
Operating income	(24,305)	(21,283)	(73,446)	(64,324)
Depreciation and amortisation	3,580	2,460	10,553	7,333
Share-based payments	4,641	3,380	14,712	9,497
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(2)	784	689	1,425	2,937

Adjusted EBITDA(1)	(15,300)	(14,754)	(46,756)	(44,557)

(1)

“Adjusted EBITDA” is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for more information, including why we believe Adjusted EBITDA is useful, and the limitations on the use of Adjusted EBITDA.

(2)

“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”.

(3)	This re-assessment relates to years prior to 2018 and is therefore not representative of our current on-going business.

23	Interim Report: Three-month and nine-month periods ended 30 September 2019 These Condensed Consolidated Interim Financial Statements are unaudited

6	Finance income and expense

Amounts x €‘000	Three months ended		Nine Months Ended
	30 Sep 2019	30 Sep 2018	30 Sep 2019	30 Sep 2018
	€’000	€’000	€’000	€’000
Bank and other interest	423	139	730	322
Bond premium and fees in income	—	—	—	2,581
Foreign currency exchange profits	4,290	29	4,367	310
Fair value adjustment of convertible loan	9,472	928	11,034	373

Finance income	14,185	1,096	16,131	3,586

Interest expense on Senior Notes, bank and other loans	(12,563)	(11,064)	(38,422)	(35,719)
Bond premium and fees in expense	(389)	(452)	(1,157)	—
Interest expense on lease liabilities	(3,678)	(818)	(11,666)	(2,481)
Other financial expenses	(787)	(494)	(1,928)	(11,417)

Finance expense	(17,417)	(12,828)	(53,173)	(49,617)

Net finance expense	(3,232)	(11,732)	(37,042)	(46,031)

7	Income tax expense

The Group’s consolidated effective tax rate in respect of continuing operations was 23% and 28% for the three-month and nine-month periods ended 30 September 2019, respectively, and 29% and 32% for the three-month and nine-month periods ended 30 September 2018, respectively. The effective tax rate for the nine-month period ended 30 September 2018 includes the effect of a decrease in profit before taxation due to one-off costs associated with refinancing activities during the second quarter of 2018.

8	Property, plant and equipment

During the three-month and nine-month periods ended 30 September 2019, the Group purchased tangible fixed assets (primarily data-centre-related assets) at a cost of €121.4 million and €367.4 million, respectively (three-month and nine-month periods ended 30 September 2018: €112.1 million and €322.7 million, respectively).

Capitalised interest relating to borrowing costs for the three-month and nine-month periods ended 30 September 2019 amounted to €2.4 million and €6.4 million, respectively (three-month and nine-month periods ended 30 September 2018: €1.5 million and €3.6 million, respectively). The cash effect of the interest capitalised for the three-month and nine-month periods ended 30 September 2019 amounted to €0 and €4.0 million, respectively, which in the Consolidated Statements of Cash Flows is presented under “Purchase of property, plant and equipment” (three-month and nine-month periods ended 30 September 2018: €0 and €3.4 million, respectively).

At 30 September 2019, the Group had outstanding capital commitments of €264.0 million. The majority of these commitments are expected to be settled during the remainder of 2019 and in 2020.

24	Interim Report: Three-month and nine-month periods ended 30 September 2019 These Condensed Consolidated Interim Financial Statements are unaudited

9	Financial instruments

Fair values versus carrying amounts

At 30 September 2019, the market price of the 4.75% Senior Notes due 2025 was 108.195. Using this market price, the fair value of the Senior Notes due 2025 was approximately €1,298 million, compared with their nominal value of €1,200 million.

At 30 September 2019, the Group had a cash flow hedge carried at a negative fair value, to hedge the interest rate risk of part of three mortgages.

At 30 September 2019, the fair value of all mortgages approximated to their carrying amount of €65.3 million (30 September 2018: €53.6 million). As of 30 September 2019, the fair value of the lease liabilities approximated to their carrying amount of €453.4 million. As of 30 September 2018, the fair value of the financial lease liabilities was €54.5 million compared with the carrying value of €50.6 million.

The carrying amounts of other financial assets and liabilities approximate their fair value.

Fair values and hierarchy

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified. Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses observable market data to the extent possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

25	Interim Report: Three-month and nine-month periods ended 30 September 2019 These Condensed Consolidated Interim Financial Statements are unaudited

The values of the instruments are:

Amounts x €`000	Carrying value	Level 1	Fair value Level 2	Level 3
30 September 2019
4.75% senior notes due 2025	(1,189,446)	(1,298,340)	—	—
Lease liabilities	(453,392)	—	(453,392)	—
Mortgages	(65,273)	—	(65,273)	—
Other investments	22,708	—	—	22,708
Interest rate swap	(367)	—	(367)	—

31 December 2018
4.75% senior notes due 2025	(1,188,387)	(1,231,692)	—	—
Finance leases	(50,374)	—	(54,092)	—
Mortgages	(51,382)	—	(51,382)	—
Other investments	7,906	—	—	7,906
Interest rate swap	(226)	—	(226)	—

The Level 3 financial asset represents convertible loans of USD 7.5 million, bridge loans totalling to USD 2.0 million (excluding accrued interest) provided by Interxion Participation 1 B.V., and convertible loans of USD 0.9 million, which were acquired as part of the transaction under which Interxion Participation 1 B.V. acquired 40% of the share capital of Icolo (refer to note 10). Interxion has the option to convert the loans into equity on the maturity date or upon occurrence of an enforcement event. There have been no transfers between levels of hierarchy. The convertible loans are part of current assets.

Fair values were obtained from quoted market prices in active markets or, where no active market exists, by using valuation techniques. Valuation techniques include discounted cash flow models using inputs as market interest rates and cash flows and other unobservable inputs.

26	Interim Report: Three-month and nine-month periods ended 30 September 2019 These Condensed Consolidated Interim Financial Statements are unaudited

10	Investment in associate

On 17 April 2019, the Group completed the acquisition of 40% of the share capital of Icolo, a company that is investing in a green field and operating a data centre business in Kenya. The transaction price for the shares amounted to USD 4.2 million. As the Group has gained significant influence, Icolo is accounted for as an investment in an equity-accounted associate.

As part of this transaction, the Group also acquired certain convertible loans from the parties from whom it purchased 40% of the shares. These convertible loans are included in Other investments.

The carrying amount of equity-accounted investments has developed as follows during both the three-month and the nine-month periods ended 30 September 2019:

Amounts x €‘000	Three Months Ended	Nine Months Ended
	30 Sep 2019	30 Sep 2019
Beginning of the period	3,583	—
Additions	—	3,746
Foreign currency exchange result	(57)	(56)
The Group’s share in Net income for the period	(113)	(277)

End of the period	3,413	3,413

11	Shareholders’ Equity

On 1 July 2019, InterXion Holding N.V. issued 4,600,000 ordinary shares at a value of USD 72.75. The net cash proceeds amount to €281.6 million and have been and will be used for general corporate purposes.

12	Borrowings

Senior notes due 2025

On 18 June 2018, the Company issued an aggregate principal amount of €1,000 million 4.75% Senior Notes due 2025 (the “Senior Notes due 2025”). The proceeds of the Senior Notes due 2025 were used to satisfy and discharge the €625.0 million Senior Secured Notes due 2020 (the “Senior Secured Notes”) and the indenture related thereto prior to 30 June 2018, to fully redeem the Senior Secured Notes and to repay the June 2013 super senior revolving facility (the “Super Senior Revolving Facility”), the March 2017 senior secured revolving facility (the “Senior Secured Revolving Facility”) and the March 2018 subordinated revolving facility (the “Subordinated Revolving Facility”). Furthermore, the proceeds were used to pay all related fees and expenses, and for general corporate purposes.

The Senior Notes due 2025 are governed by an indenture dated 18 June 2018, between the Company, as issuer, the guarantors party thereto, The Bank of New York Mellon, London Branch, as trustee and paying agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as transfer agent and registrar (the “Indenture”). The indenture contains restrictive covenants including, but not limited to, limitations or restrictions on our ability to incur or guarantee debt, create certain liens, transfer or sell certain assets and merge or consolidate with other entities. The restrictive covenants are subject to customary exceptions.

Additional notes under the Indenture dated 18 June 2018

On 20 September 2018, the Company completed the issuance of an additional €200.0 million aggregate principal amount of its 4.75% Senior Notes due 2025 (the “Additional Notes”). The net proceeds of the offering amounted to approximately €203.8 million, net of estimated offering fees and expenses of €2.2 million. The net proceeds contain the nominal value of the Additional Notes, plus an issuance premium of 103.00%. The Additional Notes, which are guaranteed by certain subsidiaries of the Company, were issued under the Indenture.

27	Interim Report: Three-month and nine-month periods ended 30 September 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Revolving credit facility

On 18 June 2018, the Company entered into an unsecured multicurrency revolving loan facility agreement (the “Revolving Facility Agreement”) between, among others, ABN AMRO Bank N.V., Bank of America Merrill Lynch International Limited, Barclays Bank PLC, Citigroup Global Markets Limited and Crédit Agricole CIB S.A. as arrangers, and ABN AMRO Bank N.V. as agent, pursuant to which a €200.0 million revolving loan facility (the “Facility”) was made available to the Company.

The Facility has an initial maturity date of 18 June 2023. The Facility initially bears interest at an annual rate equal to EURIBOR (subject to a 0% floor) plus a margin of 2.00% per annum from the date of the Revolving Facility Agreement, subject to a margin ratchet pursuant to which the margin may increase thereafter on certain specified dates and subject to a maximum margin of 3.50% per annum. In addition, the Company is required to pay a commitment fee computed at the rate of 30% of the applicable margin on any available amount under the Facility.

During the first quarter of 2019, Interxion increased its unsecured revolving credit facility by €100 million for a total commitment of €300 million.

As of 30 September 2019, the Facility was undrawn.

13	Related party transactions

There are no material transactions with related parties other than those related to the investment in an equity-accounted associate as disclosed in note 10 and the provision of certain loans to this associate, as disclosed in note 9.

Shares awarded to key management and Non-Executive Directors

In 2019, the Board of Directors approved the initial award of 57,810 performance shares and 45,000 restricted shares to certain members of key management, excluding the Executive Director. Furthermore, both the Board of Directors and the Annual General Meeting of Shareholders approved the final award of 107,571 performance shares to the Executive Director, related to the performance period from 1 January 2016 to 31 December 2016.

On 28 June 2019, the Annual General Meeting of Shareholders approved to award restricted shares equivalent to a value of €40,000 to each of the Company’s Non-Executive Directors.

14	Events subsequent to balance sheet date

Business combination with Digital Realty

On 29 October 2019, the Company and Digital Realty Trust, Inc., (“Digital Realty”) announced they have entered into a definitive agreement pursuant to which a subsidiary of Digital Realty will commence a tender offer to acquire all of the Company’s issued and outstanding ordinary shares in exchange for 0.7067 shares of Digital Realty common stock for each Interxion ordinary share (subject to a minimum tender of at least 80% of Interxion’s outstanding ordinary shares, which minimum may be reduced to 66 2/3% by Digital Realty). Upon completion of the transaction, Interxion shareholders will own approximately 20% of the outstanding common stock of the combined company.

The transaction is not subject to any financing condition. A special meeting of Digital Realty shareholders will be convened to approve the issuance of Digital Realty common stock in the transaction, in accordance with New York Stock Exchange rules. Following the close of the tender offer, in line with Dutch market practice, Digital Realty and the Company will effectuate a corporate reorganization of the Company and its subsidiaries, resulting in Digital Realty owning 100% of the Company’s business and interests in the Company’s subsidiaries. If less than 95% of the Company’s ordinary shares are tendered, Interxion shareholders who do not tender their shares in the tender offer will ultimately receive in the corporate reorganization the same consideration of 0.7067 shares of Digital Realty common stock for each Interxion ordinary share (without interest and subject to applicable withholding taxes). If 95% or more of Interxion’s ordinary shares are tendered, Interxion shareholders who did not tender will ultimately be squeezed out in accordance with a statutory Dutch court procedure in which they will receive cash in an amount determined under Dutch law. An extraordinary general meeting of the Company’s shareholders will be convened in connection with the tender offer to adopt, among other things, certain resolutions relating to the transaction.

28	Interim Report: Three-month and nine-month periods ended 30 September 2019 These Condensed Consolidated Interim Financial Statements are unaudited